UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DayStar Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

23962Q100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23962Q100

1.	Names of Reporting Persons Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 2,499,400 Shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 2,499,400 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,400 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 23962Q100

1.	Names of Reporting Persons Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 2,499,400 Shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 2,499,400 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,400 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 23962Q100

Item 1.
	(a)	Name of Issuer DayStar Technologies, Inc., a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 13 Corporate Drive, Halfmoon, NY 12065

Item 2.
(a)

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.01 par value per share (the “Shares”).

(i)            Capital Ventures International

(ii)           Heights Capital Management, Inc.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

One Capitol Place

P.O Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share
	(e)	CUSIP Number 23962Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 23962Q100

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 indicates there were 32,453,762 Shares outstanding as of November 9, 2007.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 23962Q100

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 2, 2007, by and among Capital Ventures International and Heights Capital Management, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 31, 2008

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Secretary

By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc. with respect to the common stock of Discovery Laboratories, Inc., is hereby incorporated by reference.

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 2, 2007

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Secretary

By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Secretary